1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2011
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date March 1, 2011	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

SUPPLEMENTAL AGREEMENT
IN RESPECT OF THE CIRCULAR DATED 28 FEBRUARY 2011

Reference is made to the circular of Aluminum Corporation of China Limited* (the "Company") dated 28 February 2011 ("Circular") in respect of (1) the proposed application to issue A shares in the PRC; (2) the proposed amendments to the articles of association of the Company in respect of the A shares issue; and (3) the notices of the extraordinary general meeting, A shareholders class meeting and H shareholders class meeting of the Company.

Paragraph (7) "Pricing base date and price of the issue" of section 3 of the Circular, in particular the underlined wordings, is hereby amended as follow:

"The pricing base date of the A Share Issue is the price of the issue date of announcement of the resolutions of the 10th meeting of the 4th session of the Board.

The issue price per A Share will not be less than RMB9.29, i.e. 90% of RMB10.32, the average trading price of the A Shares in the 20 trading days immediately preceding the pricing base date (the average trading price of the A Shares in the 20 trading days immediately preceding the pricing base date = the total amount of A Shares traded in the 20 trading days immediately preceding the pricing base date of the A Shares/the total volume of A Shares traded in the 20 trading days immediately preceding the pricing base date of the A Shares).

The exact issue price will be determined by the Board after obtaining the approval of the CSRC in accordance with the authority granted at the EGM and in compliance with the "Implementation Details of Non-Public Issuance of Shares by Public Companies", based on the bidding results and after consultation with the leading underwriter. The issue price of the A Share Issue will be adjusted correspondingly in case of ex-rights or ex-dividend such as distribution of dividends, bonus issue, transfer of share capital or placing during the period from the pricing base date of the A Share Issue to the A Share issue date."

Corresponding amendments are hereby made to the relevant sections of the Circular. The remainder of the Circular shall remain unchanged.

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
28 February 2011

As at the date of this announcement, the members of the Board comprise Mr. Xiong Weiping, Mr. Luo Jianchuan and Mr. Liu Xiangmin (executive Directors); Mr. Shi Chungui and Mr. Lv Youqing (non-executive Directors); Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (independent non-executive Directors).

* For identification purpose only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary